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                                                                    Piper
Jaffray Inc.
                                                           222 South Ninth
Street
                                                           Minneapolis, MN
55402-3804
                                                           612 342-6000

December 15, 1997

The Board of Directors
Spine-Tech, Inc.
7375 Bush Lake Road
Minneapolis, MN 55439

Attention: David W. Stassen
       Chief Executive Officer

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Spine-Tech, Inc. ("Spine-Tech") of the proposed $52.00 per share of common stock ("Common Stock") of Spine-Tech in cash to be paid pursuant to an Agreement and Plan of Merger (the "Agreement") among Sulzer Medica Ltd., Sulzer Medica Orthopedics Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Sulzer Medica Ltd., and Spine-Tech. Pursuant to the Agreement, Purchaser would make a cash tender offer ("Tender Offer") for all of the outstanding Common Stock for $52.00 per share. Following completion of the Tender Offer, Purchaser would be merged into Spine-Tech (the "Merger") and each outstanding share of Common Stock would be converted into the right to receive $52.00. The terms and conditions of the Tender Offer and Merger are more fully set forth in the Agreement.

    Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as exclusive financial advisor to Spine-Tech in connection with the Agreement and will receive a fee for our services which is contingent upon consummation of the Agreement. In addition, we will receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Agreement. Spine-Tech has also agreed to indemnify us against certain liabilities in connection with our services. We make a market in the Common Stock and provide research coverage for Spine-Tech. We acted as co-manager of the initial public offering of the Common Stock on June 22, 1995. In the ordinary course of our business, we and our affiliates may actively trade securities of Spine-Tech for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a draft copy of the Agreement and Plan of Merger dated December 12, 1997, (ii) certain proprietary information related to Spine-Tech, (iii) certain publicly available financial and other information relative to Spine-Tech, (iv) certain internal financial information of Spine-Tech on a stand-alone basis furnished by the management of Spine-Tech, (v) to the extent publicly available, the stock price premiums paid and financial terms of certain acquisition transactions involving companies operating in industries in which Spine-Tech operates and operating performance and valuation analyses of selected public companies deemed comparable to Spine-Tech, and (vi) certain publicly available financial and securities data of Spine-Tech. In addition, we had discussions with members of the management of Spine-Tech concerning the financial condition, current operating results and business outlook for Spine-Tech on a stand-alone basis.
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    We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by Spine-Tech, or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of Spine-Tech that the information provided to us by Spine-Tech has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading.

    In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of Spine-Tech, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity.

    This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and, except as provided in our engagement letter if requested by the Company, do not have any obligation to update, revise or reaffirm this opinion.

    This opinion is directed to the Board of Directors of Spine-Tech and is not intended to be and does not constitute a recommendation to any shareholder. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except as provided in our engagement letter, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

    Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the $52.00 per share in cash proposed to be received by the shareholders of Spine-Tech pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Spine-Tech as of the date hereof.

Sincerely,
/s/ Piper Jaffray Inc.
PIPER JAFFRAY INC.